NR10-12

September 9, 2010

CARDERO COMPLETES $3,000,000 INVESTMENT IN
TREVALI RESOURCES CORP.

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to announce that it has completed a $3,000,000 investment in Trevali Resources Corp. (“Trevali”) of Vancouver, B.C.

Trevali is a mineral exploration company which is focused on the Santander silver-lead-zinc mine project located in the western extent of Peru’s Central Mineral Belt, approximately 215 kilometres by road from Lima, Peru.  In conjunction with its partner, Glencore International A.G., Trevali has entered into a definitive development agreement for the Santander project that will see Glencore provide and operate a 2,000-tonne-per-day concentrate plant on the property, undertake mining operations on a ‘contractor/toll basis’ and enter into a long-term concentrate offtake agreement with the Company for 100% of the Santander project’s production at benchmark terms.  Additionally, through its wholly-owned subsidiary Trevali Renewable Energy Inc., Trevali is undertaking a significant upgrade of the Tingo run-of-river hydroelectric generating facility along with transmission line upgrades and extensions to allow, in addition to supplying power to the mining operation on the property, the potential sale of surplus power into the Peruvian National Energy Grid.

Trevali has approximately 56.5 million shares issued and listings on the CNSX and Frankfurt Stock Exchanges.  The Santander mine previously operated from 1958-1991 targeting a single polymetallic structure, the Santander orebody.  Substantial site infrastructure includes a fully refurbished 200-man camp and associated support facilities, and the Tingo hydroelectric power-station located 17 kilometres down-valley to the west.  The Santander project and the existing infrastructure form a highly strategic asset in the Central Peruvian mining district.  Trevali commenced exploration at Santander in November 2007, and has discovered three new high-grade silver-lead-zinc replacement and massive sulphide deposits on the property to date.  Trevali also recently completed a successful Phase 2 drilling campaign that was primarily focused on expansion of the three currently defined deposits, all of which remain open at depth and to the east, with the data being incorporated into an updated independent resource estimate that is currently underway.

Trevali recently completed a $3,761,251.20 financing, consisting of 3,582,144 units at a price of $1.05 per unit.  Each unit consisted of one common share and one-half of a transferable common share purchase warrant, with each whole warrant being exercisable to acquire one additional common share until September 1, 2012 at an exercise price of $1.50.  Cardero purchased 2,857,144 of the units at a cost of $3,000,001.20.

As a result of this acquisition, Cardero now holds an aggregate of 7,032,432 common shares of Trevali, representing approximately 12.44% of the issued and outstanding common shares of Trevali.  Assuming the exercise of the 1,428,572 warrants comprised in the units and the 1,427,294 share purchase warrants held prior to this acquisition, Cardero would then hold 9,888,298, or approximately 16.66%, of the then issued common shares (assuming no other warrant or option exercises).  Cardero is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of Trevali.

Cardero acquired the securities of Trevali for investment purposes only, and not for the purpose of influencing control or direction over Trevali.  Cardero will, however, review its holdings in Trevali from time to time, and may increase or decrease its position as future circumstances dictate.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of Cardero, at 604-408-7488.

About Cardero Resource Corp.

Cardero's focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico, and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Steve Stakiw, Manager – Corporate Communications & Investor Relations

Email:  sstakiw@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annul Information Form filed with certain Canadian Securities Commissions and annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.